February 12, 2008

Ms. Nudrat Salik
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:          LSB Industries, Inc.
Form 10-K/A for the fiscal year ended December 31, 2006, filed July 18, 2007
Form 10-K for the fiscal year ended December 31, 2006, filed March 27, 2007
Form 10-Q for the period ended September 30, 2007, filed November 5, 2007
File No. 1-7677

Dear Ms. Salik:

This letter responds to the comment letter dated January 30, 2008 from the U.S. Securities and Exchange Commission (the “Commission”), as referenced above.

In response to your comment regarding Item 9A Controls and Procedures, any revisions or changes noted by our response to your comment will be made in future filings.

9A Controls and  Procedures:

Company Response

As noted in our previous filings, the Company did not meet the criteria as an “accelerated filer” under the Sarbanes-Oxley Act of 2002 until June 30, 2007 for the year ending December 31, 2007. As a result, we will disclose management’s evaluation, with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures and we will report on internal control over financial reporting. In addition, we will include an attestation report in our Form 10-K from the Company’s independent registered public accounting firm as to our internal controls over financial reporting.

We have continued to mitigate the various significant deficiencies mentioned in Item 4 of our September 30, 2007 Form 10-Q.  At this time, we have not completed our assessment of our internal control over financial reporting as of December 31, 2007 and as a result we have not made a final determination of which of these significant deficiencies identified at September 30, 2007 continue to be assessed as significant at December 31, 2007. If any of these deficiencies are still assessed as significant at December 31, 2007, we will include a disclosure in accordance with the Commission’s request. Following is an example of how we would disclose any such deficiencies:

1

Proforma example of an assumed significant deficiency in spreadsheet controls:

Item 9A. Controls and Procedures
As previously reported, we had noted various significant deficiencies in our disclosure controls and procedures. At December 31, 2007, however, we identified one significant deficiency relating to general controls (i.e. access and change controls) over electronic spreadsheets. To mitigate this lack of general controls over spreadsheets, we implemented additional review and approval procedures over these spreadsheets. In evaluating the effectiveness of our disclosure controls and procedures at December 31, 2007 as discussed below, management considered these mitigating controls and controls involving financial review procedures.

As of the end of the period covered by this report, we carried out an evaluation,  with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934). Based upon that evaluation, we have concluded, with the participation of our Principal Executive Officer and our Principal Financial Officer, that the Company’s disclosure controls and procedures were effective. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Management’s Report on Internal Control over Financial Reporting

Our management  is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting. This report appears on page __.

We appreciate the courtesies you have shown us as we developed our responses. Please contact the undersigned at (405) 235-4546 if you have any further comments or questions concerning this matter.

Sincerely,

/s/ Tony M. Shelby
Tony M. Shelby
LSB Industries, Inc.
Executive Vice President of Finance
and Chief Financial Officer